June 23, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Tangela Richter
Ms. Mellissa Campbell Duru
Mr. Ryan Milne

Re:	Edgen Corporation
	•	Amendment No. 1 to Registration Statement on Form S-4
(Registration No. 333-133311)

	•	Amendment No. 1 to Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2005
(File No. 333-124543)

Ladies and Gentlemen:

Edgen Corporation (“Edgen”) has today filed Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-133311), Amendment No. 1 to its Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2005 (File No. 333-124543) and Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the Quarterly Period Ended March 31, 2006 (File No. 333-124543).  Edgen has authorized us to provide the following responses to the comments raised in your letter dated May 12, 2006 to Daniel O’Leary. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Comment Letter Dated May 12, 2006

Form S-4

1.                                      Where comments on a section also relate to disclosure in another section or filing, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:

                Edgen has made parallel changes to all affected disclosure as appropriate.

Risk Factors

Risk Factors Relating to Our Notes, page l

2.                                      Many of your risk factor headings do not adequately summarize the risk disclosed in the disclosure that follows. We note for example the risk factor headings with respect to the second risk factor on page 18 and the first risk factor on pages 19 and 23. Please revise the risk factor headings accordingly.

3.                                      As currently drafted, the risk factors “[T]he lien ranking provisions…,” on page 20 and “[T]he ability of the collateral agent...,” on page 21 do not clearly identify the risk to holders of the notes. Revise your risk factor headings and discussion so that you succinctly identify the material risk to note holders resulting from the limitations imposed on the collateral agent.

Response:

                Edgen notes the Staff's comment and has revised the disclosure as appropriate.  Please see pages 6 and 7 of Edgen’s amended Form 10-K/A and pages 19-22, 24-25 and 29 of Edgen’s amended Form S-4.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Predecessor and Successor, page 23

4.                                      Please expand your description of the combination of the predecessor and successor periods for 2005 to separately explain any purchase accounting adjustments and quantify the effects of having applied purchase accounting in comparing the results from period to period.

Response:

                Edgen has expanded its disclosure as requested.  The “Predecessor and Successor” section on page 14 of Edgen’s amended Form 10-K/A and page 44 of Edgen's amended Form S-4 now includes the following disclosure:

“Fair value purchase price adjustments consisted of a $2.0 million increase in inventory related to our alloy segment, a $1.9 million increase in land and buildings, a $24.2 million increase in customer relationships, a $2.4 million increase in tradenames, and a $22.0 million increase in goodwill.”

Consolidated Financial Statements, page 43

Consolidated Balance Sheets, page 45

5.                                      Please disclose separately any item in excess of five percent of total liabilities. Refer to Rule 5-02.20. of Regulation S-X for additional guidance.

Response:

                Upon further review, Edgen has confirmed that it currently discloses separately all items in excess of five percent of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X.

Consolidated Statements of Operations, page 46

6.                                      We note that you present cost of sales excluding depreciation and amortization on pages 46, 71, and 73. Please revise the cost of sales line item to indicate this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total “gross profit” from your consolidated statement of earnings, selected quarterly financial statements and condensed consolidated financial information. Refer to SAB Topic 11 :B for further guidance.

Response:

                Edgen has revised the “cost of sales” line item as requested. Edgen has removed references to gross profit and gross profit margin percentage from its disclosure as requested. Please see, for example, pages 20-23, 27 and 36 of Edgen’s amended Form 10-K/A and pages 50-54, F-4, F-30 and F-37 of Edgen’s amended Form S-4.

Consolidated Statements of Cash Flows, page 48

7.                                      Please revise to reconcile net cash provided by operating activities to net income (loss), versus net income (loss) from continuing operations. Refer to paragraph 28 of SFAS 95 for additional guidance.

Response:

                Edgen has revised its disclosure as requested.  Please see page 38 of Edgen’s amended Form 10-K/A and page F-6 of Edgen’s amended Form S-4.

Notes to Consolidated Financial Statements, page 50

Note 1. Organization and Summary of Significant Accounting Policies, page 50

Stock-Based Compensation, page 52

8.                                      We note that your policy footnote states that you account for your stock-based employee compensation plan using the intrinsic value-based method of accounting. You additionally state that you have adopted SFAS 123(R), which eliminates the ability to account for share-based compensation transactions using the intrinsic- value-based method of accounting, and generally requires instead that such transactions be accounted for using a fair-value based method. Please clarify whether you account for your stock-based compensation plan using intrinsic value or fair value, and disclose the impact of any accounting change.

Response:

                Edgen has revised its accounting policy disclosure related to its stock-based employee compensation plan to clarify that the adoption of SFAS 123 (R) did not occur until January 1, 2006.  Prior to the adoption of SFAS 123 (R) on January 1, 2006, Edgen accounted for its stock-based employee compensation plan using the intrinsic value-based method of accounting in accordance with APB No. 25.  As previously disclosed, there was no impact on the Company’s financial statements as a result of the adoption of SFAS 123 (R) on January 1, 2006.  Please see page 42 of Edgen’s amended Form 10-K/A and pages F-10-F-11 of Edgen’s amended Form S-4.

Note 10. Commitments and Contingencies, page 66

9.                                      We note your foreign currency forward exchange contracts. On page 41, you indicate that these are off-balance sheet arrangements. Please tell us how you considered paragraph 17 of SFAS 133 in accounting for these arrangements. Additionally, tell us which specific accounting literature you applied in determining how to account for these arrangements

Response:

                Edgen accounts for its foreign currency forward exchange contracts under paragraph 17 of SFAS 133, as the Company recognizes all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts.  The derivative instruments are measured at fair value.  Additionally, the accounting for changes in the fair value (that is, gains or losses) is recognized currently in other income (expense) on the Company’s statement of operations, as the foreign currency forward exchange contracts are not designated as a hedging instrument.  Accordingly, Edgen has moved this foreign currency forward exchange contract disclosure under a new caption entitled “Financial Instruments” on page 32 of Edgen's amended Form 10-K/A and pages 67-68 of Edgen’s amended Form S-4, and has also added the following:

“As of December 31, 2005, the fair value of these foreign currency forward exchange contracts of $0.4 million was recorded as a liability on the consolidated balance sheet.  For the combined twelve months ended December 31, 2005, we recognized $(0.4 million) in realized losses on foreign currency forward exchange contracts reflected in other income (expense) on the statement of operations.”

In addition, Edgen has revised the disclosure under the caption “Off-Balance Sheet Arrangements” on page 32 of its amended Form 10-K/A and page 68 of its amended Form S-4 to state that it did not have any off-balance sheet arrangements as defined in Item 304(a)(4) of Regulation S-K as of March 31, 2006, December 31, 2005 or December 31, 2004.

Controls and Procedures, page 76

10.                               Please expand your conclusion that your disclosure controls and procedures are effective to “provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specific in Securities and Exchange Commission rules and forms,” to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule l3a-15 and “Section ll.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”, SEC Release No. 33-8238, available on our website at <http ://www. sec. gov/rules/finat/33-823 8.htm> for additional guidance.

Response:

                Edgen has amended its Annual Report on Form 10-K/A for the year ended December 31, 2005, to add the following statement “, and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.” Please see page 65 of Edgen’s amended Form 10-K/A.  Edgen will address this aspect of its disclosure controls and procedures and include a similar statement, if true, in its future reports.

***

We have enclosed three marked copies of Amendment No. 1 to Edgen’s Registration Statement on Form S-4 (Registration No. 333-133311), Amendment No. 1 to Edgen’s Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2005 (File No. 333-124543) and Amendment No. 1 to Edgen’s Quarterly Report on Form 10-Q/A for the Quarterly Period Ended March 31, 2006 (File No. 333-124543) to facilitate your review.

If you have any questions regarding these filings, please contact the undersigned at 212.698.3520, Adam M. Fox at 212.649.8732 or Eric S. Siegel at 215.994.2757.

Very truly yours,

/s/ Bonnie A. Barsamian

Bonnie A. Barsamian

cc:	Mr. Daniel J. O'Leary
Mr. David L. Laxton, III
Mr. Adam M. Fox, Esq.
Mr. Eric S. Siegel, Esq.